Called Higher Studios, Inc.



ANNUAL REPORT

231 Public Square
Suite 300 PMB 41
Franklin, TN 37064
1-888-552-2553
www.calledhigherstudios.com

This Annual Report is dated December 31, 2019.

BUSINESS

Called Higher Studios was incorporated on June 4, 2019 in Delaware. The company's goal is to create the first Christian, fan owned, faith based movie studio. Our mission is to produce quality faith & family based content that spreads the gospel of Jesus Christ and also transcends story telling. Our goal is to develop and produce faith based films, television programs, and short form media for Christian audiences.

The company is a subsidiary of Global Development Alpha, LLC, which is 100% owned by Jason Brown, who is the Chief Executive Officer, President and Director of the company.

Called Higher Studios is still in very early stages of development. We are currently sourcing material and developing ideas for scripts and movies. We intend to produce our first feature film in the next 12 to 24 months.

We are not yet profitable and we do not expect to generate a profit for several years, as the typical life cycle and revenue cycles of these types of movie investments can be 36 months or more.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019

Balance Sheet Information

Cash and Cash Equivalents:	38,156.00
Investment Securities:	0.00
Accounts and Notes Receivable:	51,101.00
Property, Plant and Equipment (PP&E):	1,193.00
Total Assets:	114,650.00
Accounts Payable and Accrued Liabilities:	2,502.00
Long Term Debt:	0.00
Total Liabilities:	2,502.00
Total Stockholders' Equity:	112,148.00
Total Liabilities and Equity:	114,650.00

Statement of Comprehensive Income Information

Total Revenues:	0.00
Costs and Expenses Applicable to Revenues:	0.00
Depreciation and Amortization:	0.00
Net Income:	-52,740.00
Earnings Per Share – Basic:	-0.04
Earnings Per Share – Diluted:	-0.04

Name of Auditor (if any):	Artesian CPA, LLC

Liquidity and Capital Resources

Prior to our formation, we commenced development activities and incurred startup expenses. To pay for these expenses, we sold 1,500,000 of our Class B Voting Common Stock for $25,000 to Global Development Alpha, LLC, pursuant to a Restricted Stock Purchase Agreement dated July 25, 2019, which can be found in Exhibit 6.2 to the Offering Statement of which this offering circular is a part. Global Development Alpha, LLC is 100% owned by Jason Brown, our CEO.

We have raised a total of approximately $1,031,250 from inception through May 12, 2020, including:

- On July 23, 2019, $25,000 in a private placement under Section 4(a)(2) for the sale of a total of 1,500,000 shares of Class B Voting Common Stock to Global Development Alpha, LLC; and

- Approximately $1,006,248 in a crowdfunding campaign pursuant to Regulation CF for the sale of a total of 1,028,118 shares of Class A Voting Common Stock, at $1.00 per share. This Regulation CF offering closed on March 31, 2020.

At December 31, 2019, the Company had cash on hand of $38,156.

Debt

As of December 31, 2019, the company had no outstanding debt.

Risk Factors

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products or services to our customers or could decrease the demand for our products. They could also result in us not being able to continue with our various projects or in making it difficult or impossible for us to create new products or content to be monetized or to provide new services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the impact on our customers and our sales cycles, the impact on customer, employee or industry events, and the effect it will have on our vendors, all of which are uncertain and cannot be predicted. In our industry, the COVID-19 pandemic has virtually shut down the supply chain for new productions, delayed major film releases, closed most of the theaters in the United States, and disrupted the global entertainment industry in a negative manner. The overall impact of this cannot be predicted or foreseen, but it is highly probable that this could have a negative effect on our industry as a whole, and therefore our company specifically, for years to come. The overall unpredictability of public sentiment, fear of gathering in large groups, employment and future disposable income for our intended audiences, the financial health of other companies, such as theater chain owners in our industry, and other unforeseen variables all make it very difficult to predict when, or if, our industry will recover from the COVID-19 pandemic.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Jason Brown –Founder, President, Chief Executive Officer, Director

Jason Brown is the Founder, President, CEO and Director of the company. He has served in this position since the company's founding. Prior to founding the company, from 2017 to 2019, Mr. Brown was the CEO of Arolucha Inc., overseeing its developing stages, vision and staffing. Prior to that, from 2014 to 2016, Mr. Brown was the CEO of Aroluxe, LLC, a marketing agency, overseeing its corporate strategy, vision and execution. Mr. Brown has produced feature films that have been distributed by Netflix & Walmart. Additionally, he founded a production company which helped to create over 300 hours of network television that aired on POPtv, a channel owned by CBS & Lionsgate. His experience in community building and film & television drive his passion for Called Higher Studios. Mr. Brown currently serves on the board of Global Development Alpha, LLC, overseeing the operations of this holding company, which holds a controlling interest in Called Higher Studios, Inc.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Class A Voting Common Stock and Class B Voting Common Stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of each class of Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Voting Common Stock	Ash Greyson	46,875 shares		25%
Class B Voting Common Stock	Global Development Alpha, LLC	1,500,000 shares		89%
Class B Voting Common Stock	Ash Greyson	187,500 shares		11%

RELATED PARTY TRANSACTIONS

During 2019, a major shareholder lent the Company $30,000, bearing interest at a flat $250 fee. Total interest expense on the loan was $250 for the period ended December 31, 2019. The Company repaid the loan during 2019 and the amount outstanding as of December 31, 2019 was $0.

OUR SECURITIES

Our authorized capital stock consists of 10 million shares of Class A Voting common stock 5 million shares of Class B Voting common stock and 5 million shares of preferred stock. All shares have a $0.00001 par value per share. As of December 31, 2019, there were 189,930 shares of Class A Voting common stock outstanding and 1,67,500 shares of Class B Voting common stock issued and outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Board prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Called Higher Studios, Inc.

By   /s/
_____
Name   Jason Brown_____
:

Title: Chief Executive Officer

CALLED HIGHER STUDIOS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of
December 31, 2019

Together with
Independent Auditors' Report

Called Higher Studios, Inc.

TABLE OF CONTENTS



To the Board of Directors
Called Higher Studios, Inc.
Raleigh, North Carolina

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Called Higher Studios, Inc. (the "Company") which comprise the balance sheet as of December 31, 2019 and the related statements of operations, changes in stockholders' equity and cash flows for the period from June 4, 2019 (inception) to December 31, 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Called Higher Studios, Inc. as of December 31, 2019 and the results of its operations and its cash flows for the period from June 4, 2019 (inception) to December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 11, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com
F-2

CALLED HIGHER STUDIOS, INC.
BALANCE SHEET
As of December 31, 2019

ASSETS

Current Assets:

Cash and cash equivalents	$	38,156
Funds held in escrow		51,101
Offering costs		24,200
Total Current Assets		113,457

Non-Current Assets:

Website Development		1,193
Total Non-Current Assets		1,193

TOTAL ASSETS	$	114,650

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Current Liabilities:

Accounts payable	$	2,502
Total Liabilities		2,502

Stockholders' Equity:

Preferred Stock, $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding, as of December 31, 2019		-
Class A Common Stock, $0.00001 par, 10,000,000 shares authorized, 189,930 shares issued and outstanding, as of December 31, 2019		2
Class B Common Stock, $0.00001 par, 5,000,000 shares authorized, 1,687,500 shares issued and outstanding, as of December 31, 2019		17
Additional paid-in capital		164,869
Accumulated deficit		(52,740)
Total Stockholders' Equity		112,148

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	114,650

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

F-3

CALLED HIGHER STUDIOS, INC.
STATEMENT OF OPERATIONS
For the period from June 4, 2019 (inception) to December 31, 2019

Net revenues	$	-
Costs of net revenues		-
Gross loss		-
Operating Expenses:		
General & administrative		5,587
Sales & marketing		46,903
Total Operating Expenses		52,490
Loss from operations		(52,490)
Other Income/(Expense):		
Interest expense		(250)
Total Other Income/(Expense)		(250)
Provision for income taxes		-
Net Loss	$	(52,740)

CALLED HIGHER STUDIOS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from June 4, 2019 (inception) to December 31, 2019

| | Common Stock | | | | | | |
| | Class A Common Stock | | Class B Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity |
	Shares	Amount	Shares	Amount			
Balance at June 4, 2019 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Class B Common Stock	-	-	1,687,500	17	25,083	-	25,100
Issuance of Class A Common Stock	46,875	0	-	-	25	-	25
Issuance of Class A Common Stock - Regulation CF	143,055	1	-		139,762	-	139,763
Net loss	-	-	-	-	-	(52,740)	(52,740)
Balance at December 31, 2019	189,930	$ 2	1,687,500	$ 17	$ 164,869	$ (52,740)	$ 112,148

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.
STATEMENT OF CASH FLOWS
For the period from June 4, 2019 (inception) to December 31, 2019

Cash Flows From Operating Activities

Net Loss	$	(52,740)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable		2,502
Net Cash Used In Operating Activities		(50,238)

Cash Flows From Investing Activities

Purchase of website development		(1,193)
Net Cash Used In Investing Activities		(1,193)

Cash Flows From Financing Activities

Proceeds from issuance of debt-related party		30,000
Payments on debt-related party		(30,000)
Proceeds from issuance of Class A common stock		88,687
Proceeds from issuance of Class B common stock		25,100
Offering Costs		(24,200)
Net Cash Provided By Financing Activities		89,587

Net Change In Cash		38,156

Cash at Beginning of Period		-
Cash at End of Period	$	38,156

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	250
Cash paid for income taxes	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and for the period then ended

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (the "Company") is a corporation organized on June 4, 2019 under the laws of Delaware. The Company's mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019, is the parent company of Called Higher Studios, Inc.

As of December 31, 2019, the Company had not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company initiated during 2019 under Regulation Crowdfunding. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of the offering.

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and for the period then ended

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have a net operating loss carryforward of $52,739 as of December 31, 2019. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive a net deferred tax asset of $13,783 as of December 31, 2019, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2019.

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and for the period then ended

The Company files U.S. federal and state income tax returns. The 2019 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2019, diluted net loss per share is the same as basic net loss per share.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenue or profits since inception, has negative cash flows from operations, and sustained a net loss of $52,740 during the period ended December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of stock in 2020 and has raised capital in 2020, as discussed in Note 8. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10 million shares of Class A Voting Common Stock and 5 million shares of Class B Voting Common Stock, along with authorizing 5 million shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and for the period then ended

Preferred stockholders voting rights are determined by the Board prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

Common Stock Issuances

In July 2019, the Company issued 1,500,000 shares of Class B Voting Common Stock at $0.017 per share and 187,500 shares of Class B Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25,000 and $100, respectively. These stock issuances were conducted under terms of a restricted stock purchase agreements with no vesting requirements. As of December 31, 2019, there were 1,687,500 shares issued and outstanding.

In July 2019, the Company issued 46,875 shares of Class A Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25. During the period ended December 31, 2019, the Company raised gross proceeds of $139,763 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 143,055 shares of Class A Voting Common Stock at $1.00 per share. As of December 31, 2019, 189,930 shares of Class A Voting Common Stock were issued and outstanding. As of December 31, 2019, $51,101 of these funds were not yet received from issued stock in this offering, and were recorded as funds held in escrow (asset) on the balance sheet.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective June 4, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and for the period then ended

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: PROMISSORY NOTE – RELATED PARTY

During 2019, a major shareholder lent the Company $30,000, bearing interest at a flat $250 fee. Total interest expense on the loan was $250 for the period ended December 31, 2019. The Company repaid the loan during 2019 and the amount outstanding as of December 31, 2019 was $0.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Crowdfunding Campaign

In 2019, the Company initiated a Regulation CF crowdfunding campaign. As of April 11, 2020, a total of $1,069,091 has been raised from this offering inclusive of the 2019 portion.

Management's Evaluation

Management has evaluated all subsequent events through April 11, 2020, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.

CERTIFICATION

I, Jason Brown, Principal Executive Officer of Called Higher Studios, Inc., hereby certify that the financial statements of Called Higher Studios, Inc. included in this Report are true and complete in all material respects.

_____
Principal Executive Officer